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	August 31, 2022	TOKYO
TORONTO

VIA EDGAR

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Mr. Kyle Wiley

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ECARX Holdings Inc. (CIK No. 0001861974)

Dear Ms. Jacobson, Mr. Littlepage, Mr. Wiley and Mr. Kauten,

On behalf of our client, ECARX Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 23, 2022 on the Company’s draft registration statement on Form F-4 confidentially submitted on August 8, 2022.

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Registration Statement”) via EDGAR with the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

August 31, 2022

Frequently Used Terms

Recapitalization Factor, page 8

1.	Please clarify hereunder and on page 247 what the $3.4 billion value represents in connection with the calculation of the recapitalization factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 246 of the Registration Statement.

Questions and Answers About the Business Combination and the Extraordinary General Meeting Redemption Tables, page 16

2.	Please revise the table to include under potential sources of dilution the shares underlying Public Warrants and the shares underlying Private Warrants, consistent with the disclosure on page 247 or advise us. You should make similar revisions throughout your filing, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15-17, 19-22, 36-38 and 123-126 of the Registration Statement.

Certain Prospective Operational and Financial Information, page 156

3.	We note your response to prior comment 13. Revise to provide more granular detail of your stated assumptions. For example, provide further context for “Projected adjusted EBITDA is based on a variety of operational assumptions, including, among others, assumptions regarding cost of revenues, selling and marketing expenses, research and development expenses, general and administrative expenses, and others.”

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Registration Statement.

U.S. Securities and Exchange Commission

August 31, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Ownership, page 247

4.	We note your response and reissue prior comment 19. Since Adjustment 3(8) reflects your receipt of cash proceeds and issuance of shares (i.e., paid in capital) in connection with the strategic investments, please revise such that the 3.5 million shares issued as consideration are deemed outstanding and included within “Total Ordinary Shares Outstanding at Closing” (instead of “Potential Sources of Dilution.”). Please make clear if such issuance would affect the calculation of the recapitalization factor at closing.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 246-247 of the Revised Draft Registration Statement.

Unaudited Pro Forma Combined Balance Sheet, page 248

5.	We note your response to prior comment 16. Please disclose the “amounts due from the VIE” and the line item in the pro forma combined balance sheet in which it is reflected. Include a pro forma note to disclose the amount that will be settled in cash (interest-free or with interest, as applicable) no later than May 2026 and account for any amount that will be forgiven or written off or retained by the former VIE per agreement.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 248 and 254 of the Revised Draft Registration Statement. There is no amount that will be forgiven or written off or retained by the former VIE per agreement after the Restructuring.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 255

6.	We note your response to prior comment 23. In such scenario where an investment of US$15 million from Luminar Technologies, Inc. were made with an equivalent value in the form of shares in its share capital, please expand pro forma note 3(8) to quantify the number of shares underlying Luminar’s investment and the applicable price per share measured in accordance with the respective investment agreement, had the transaction occurred at December 31, 2021.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 255 of the Revised Draft Registration Statement.

*               *               *

U.S. Securities and Exchange Commission

August 31, 2022

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Ziyu Shen, Chairman of the Board of Directors and Chief Executive Officer, ECARX Holdings Inc.

Xiaogang Chen, Chief Financial Officer, ECARX Holdings Inc.

Jun Hong Heng, Chairman, Chief Executive Officer and Chief Financial Officer of COVA Acquisition Corp.

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Albert W. Vanderlaan, Partner, Orrick Herrington & Sutcliffe LLP

Oliver Xu, Partner, KPMG Huazhen LLP